

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2014

Via E-mail
Colm Callan
Chief Financial Officer
WageWorks, Inc.
1100 Park Place, 4th Floor
San Mateo, California 94403

> **Re:** **WageWorks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 1-35232**

Dear Mr. Callan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 6. Selected Financial Data, page 30

1. We note that you have made several acquisitions during the periods shown in your Selected Financial Data and that your results of operations for the fiscal years ended December 31, 2013 and 2012 include adjustments to contingent consideration liabilities related to such acquisitions. Please tell us how you considered the guidance in Instruction 2 to Item 301 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 52

Notes to the Consolidated Financial Statements, page 58

(1) Summary of Business and Significant Accounting Policies, page 58

Fair Value of Financial Instruments, page 60

2. We note that you have recognized fair value adjustments for contingent consideration from the Benefit Concepts, Inc. (BCI) business acquisition that have positively impacted operating income for the fiscal year ended December 31, 2013. Please explain to us the specific facts and circumstances that led to the changes in forecasted revenue below management´s expectations at the time of the BCI acquisition.

Revenue Recognition, page 65

3. We have read your disclosure, "Fees received for initial setup of new clients and annual renewal fees are deferred and recognized on a monthly basis as services are rendered over the agreed benefit period. The initial setup fees are not considered separable from the ongoing services provided for which benefit service fees are earned." Explain to us and disclose how you define the "agreed benefit period." An example of how a typical contract is structured would facilitate our review. Further, explain to us how the initial setup and renewal fees are calculated, and how a typical renewal fee compares in size to the initial setup fee. Lastly, tell us how you considered footnote 39 of SAB Topic 104 with regard to developing your revenue recognition policy for setup fees.

(7) Accounts Payable and Accrued Expenses, page 74

4. Tell us and disclose the nature of your deferred revenue. Further, please explain to us if deferred revenue is also included within the other non-current liability line item on your consolidated balance sheet. If not, then explain why it is entirely classified within current liabilities.

(11) Employee Benefit Plans, page 76

(c) Restricted Stock Units, page 78

5. Disclose the performance criteria that must be met in order for your restricted stock units to vest. Refer to ASC 718-10-50-1 and 50-2.

(15) Selected Quarterly Financial Data (unaudited), page 84

6. Please tell us how you considered the guidance in Item 302(A)(3) of Regulation S-K to disclose any unusual or infrequently occurring items or material adjustments recognized

during each of the quarters during the last two fiscal years. It appears that some of the quarters in your most recent two fiscal years include material items affecting comparability between the periods.

<u>Signatures, page 89</u>

7. In future filings please have the appropriate individuals sign the second signature block in their individual capacities as Principal Financial Officer and Principal Accounting Officer. In addition, please supplementally confirm that Mr. Green signed this Form 10-K in each such individual capacity. For guidance, refer to General Instruction D of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Sondra Snyder, Staff Accountant, at (202) 551-3332 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief